

November 8, 2023

Png Bee Hin
Chief Executive Officer
IMMRSIV Inc.
1004, Toa Payoh North #04-12
318995
Republic of Singapore

>   **Re: IMMRSIV Inc.**
>   **Amendment No. 5 to Registration Statement on Form F-1**
>   **Filed November 1, 2023**
>   **File No. 333-269055**

Dear Png Bee Hin:

   We have reviewed your amended registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form F-1. Filed on November 1, 2023

Financial Statements
Note 17 - Subsequent Event, page F-27

1.   Disclose the date when the financial statements were authorized for issue and who gave that authorization pursuant to paragraph 17 of IAS 10. Please also provide this disclosure in the interim period financial statements.

2.   Please explain to us why the Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events rather than IFRS.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Ding